Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

September 15, 2008

Via Edgar

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Randolph Koch

Re:	Legg Mason Partners Income Trust (filing relating to Legg Mason Partners Adjustable Rate Income Fund (the “Fund”)) (File Nos. 2-96408, 811-04254)

Dear Mr. Koch:

This letter relates to the filing of Post-Effective Amendment No. 109 (the “Amendment”) to the Registration Statement on Form N-1A of Legg Mason Partners Income Trust (the “Registrant”) on behalf of its series Legg Mason Partners Adjustable Rate Income Fund (the “Fund”) on June 30, 2008, and responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on September 3, 2008. Your comments and the Registrant’s responses are set forth below.

1. Comment: Under the section of the Fund’s prospectus entitled “Investments, risks and performance – Principal investment strategies – Key investments,” the prospectus states that the Fund may invest in U.S. government mortgage-backed securities “such as those issued by the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).” Please consider whether, in light of recent events, additional disclosure concerning the risks of these investments would be appropriate.

Response: The Registrant has revised the disclosure in the prospectus concerning U.S. government mortgage-backed securities to emphasize that securities issued by Fannie Mae and Freddie Mac are not backed by the full faith and credit of the United States and to state that “[a]lthough the U.S. government has provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government-sponsored enterprises in the future.”

2. Comment: Under the section of the Fund’s prospectus entitled “Investments, risks and performance – Principal investment strategies – Key investments,” the Fund’s prospectus states:

Should the subadviser choose to use derivatives, the fund will, in determining compliance with any percentage limitation or requirement regarding the use or investment of fund assets, take into account derivative positions that are intended to reduce or create exposure to the applicable category of investments, even if they are not effective in achieving the desired result.

Please advise the Staff what is meant by “reduc[ing] or creat[ing] exposure” and please explain supplementally how a hedged position would be categorized under this policy.

Response: The Registrant supplementally advises the Staff that, in determining compliance with investment limitations applicable to the Fund, a derivative instrument will be considered investments of the same type or category as the underlying security or index or basket of securities, as applicable, to which the derivative instrument relates, whether such instrument is intended to create exposure (e.g., enter into a transaction intended to enable the fund to benefit from the increase in the value of an underlying reference security) or to reduce exposure (e.g., enter into a transaction intended to lessen the impact of a drop in the value of an underlying reference security). In the event that the Fund uses a derivative instrument to hedge a position in a security held by the Fund, both the derivative and the security would be included when determining compliance with any applicable limitation.

3. Comment: The third full paragraph under the section of the Fund’s prospectus entitled “Investments, risks and performance – Principal risks of investing in the fund” contains disclosure regarding credit default swap contracts. Please consider revising the prospectus to include an explanation of credit default swaps that might be easier for investors to understand.

Response: The Registrant has revised the Fund’s prospectus to add additional information describing how credit default swaps are structured and how they might be used by the Fund.

4. Comment: The section of the Fund’s prospectus entitled “Investments, risk and performance – Principal investment strategies – Key investments” lists types of securities in which the Fund may invest. Some of these securities may not be familiar to investors. Please consider whether it would be appropriate to provide more information about such securities.

Response: The Registrant has revised the Fund’s prospectus in an effort to better explain the various securities in which the Fund may invest, particularly collateralized mortgage obligations and government stripped mortgage-backed securities.

5. Comment: Under the section entitled “Principal risks of investing in the fund,” the Fund’s prospectus refers to leverage risk in the context of derivatives. Please consider adding a discussion of leverage risk more generally.

Response: The Registrant notes that a discussion of the use of leverage and related risks is contained in the Fund’s prospectus under the section entitled “Principal risks of investing in the fund.” The Registrant has added a subheading to increase the prominence of this general disclosure regarding leverage.

6. Comment: Under the heading entitled “Maturity and duration,” the Fund’s prospectus notes that “The fund may invest in securities of any maturity, but will normally maintain an average effective duration of less than or equal to one year.” The Fund’s prospectus goes on to provide an explanation of the meaning of the word “duration.” Please consider providing additional disclosure concerning the meaning of the word “maturity” and the difference between the meaning of maturity and duration.

Response: The Registrant has added to the Fund’s prospectus an explanation of the word “maturity,” as contrasted with the word “duration.”

7. Comment: Please explain supplementally to the Staff why the Fee table and Example were not complete in the Fund’s prospectus, as originally filed as part of the Amendment.

Response: The Registrant advises the Staff that final audited financial statements for the Fund’s most recently completed fiscal year were not available at the time of filing of the Amendment. The Registrant notes that, following the filing of the Fund’s annual report to shareholders, drafts of the completed Fee table, Example and related footnotes were submitted to the Commission supplementally as correspondence in accordance with the procedure established with the Staff earlier this year.

8. Comment: Footnote 7 to the Fee table in the Fund’s prospectus states that “Other expenses” for Class FI and Class R shares, which have not been sold to the public, have been estimated. Please explain supplementally the basis for providing estimate expenses, where the instructions to Item 4 of Form N-1A only refer to the use of estimated expenses in the context of a new fund.

Response: Item 3(d)(i) of Form N-1A instructs registrants to base the percentages of “Annual Fund Operating Expenses” on amounts incurred during their most recent fiscal year, including amounts that would have been incurred absent expense reimbursement or fee waiver arrangements. Since the new Class FI and Class R shares of the Fund do not have any operating history, the Fund is not able to provide this information. However, the Registrant notes that instruction 5 to Item 3 states that a New Fund (as defined therein) may base “Annual Fund Operating Expenses” on estimated amounts for the current year since it does not include in its registration statement financial statements that report operating results. The Fund followed this same approach for the new Class FI and Class R shares, since like a New Fund, the Fund cannot include in the Amendment operating results for Class FI or Class R shares.

*        *        *

Additionally, the Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto. Please contact the undersigned at 617-951-8267 or Michelle Cirillo at 617-951-8029 with any questions or comments relating to the filing.

Sincerely,

/s/ Barry N. Hurwitz

Exhibit A

Legg Mason Partners Income Trust

55 Water Street

New York, NY 10041

September 15, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust (filing relating to Legg Mason Partners Adjustable Rate Income Fund)
(File Nos. 2-96408, 811-04254)

Ladies and Gentlemen:

In connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 109 filed by Legg Mason Partners Income Trust (the “Registrant”), relating to the Registrant’s series, Legg Mason Partners Adjustable Rate Income Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Income Trust

By:	/s/ Robert M. Nelson
Name:	Robert M. Nelson
Title:	Assistant Secretary